Mail Stop 3010

October 5, 2009

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

      Re: **Jesup & Lamont, Inc.**
              Form 10-K for the Year Ended December 31, 2008
              Forms 10-Q for the Periods Ended March 31 and June 30, 2009
              File No. 1-31292

Dear Mr. Weichselbaum:

      We have read your supplemental response letter dated September 15, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies, page 21

1.   We note your response to our prior comment 2 and reissue the comment in part. In future filings, revise to address the types of assumptions underlying the most significant and subjective estimates (e.g., the inputs to the Black-Scholes model for valuing warrants), sensitivity of those estimates to deviations of actual results from management's assumptions, and circumstances that have resulted in revised assumptions in the past. Refer to SEC Interpretive Release No. 33-8350. The disclosure should clarify the extent to which fair values are determined based on factors other than listed market prices or dealer quotes, the extent to which

adjustments are made to dealer quotes, and the basis for those adjustments. In addition you should discuss how the accuracy of your models is evaluated. Please provide us with your proposed disclosure.

2. We note your response to our prior comment 3. Please expand the disclosure of your critical accounting policies regarding recognition of a valuation allowance against deferred tax assets to discuss the potential sensitivity of the assumptions underlying your discounted cash flow analysis to change and quantify the effects where practicable and material. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 28

3. We note your response to our prior comment 5 and reissue the comment. Please revise your disclosure in future filings to provide a more robust discussion of the material components driving net operating cash and how changes therein affect your ability to manage your liquidity at the holding company level. Please evaluate separately your ability to meet upcoming cash requirements over both the short and long term. In addition, please provide your proposed future disclosures in your response. Refer to SEC Interpretive Release No. 33-8350.

Item 9A. Controls and Procedures, page 34

4. We note your responses to our prior comments 9 and 10. You state that in the review of your internal controls, you determined that you had a material deficiency. Please clarify whether the noted deficiency was related to disclosure controls and procedures, internal control over financial reporting, or both, and whether the deficiency was considered a material weakness or significant deficiency. Also, please revise your disclosure to clearly state whether your disclosure controls and procedures were effective or ineffective as of December 31, 2008, rather than stating that your "internal controls are still deemed deficient." This comment also applies to your Form 10-Q for the period ended March 31, 2009.

Report of Independent Registered Public Accounting Firm, page F-2

5. We note your response to prior comment 12. Please note that for purposes of applying Item 304 of Regulation S-K, a merger of accounting firms constitutes a change in principal accountants. As such, please file a Form 8-K containing the required Item 4.01 disclosures. Refer to the "General Instructions" of Form 8-K and the "Information To Be Included In The Report" for Item 4.01 of Form 8-K.

6.   We note your response to prior comment 13. Note that Rule 2-05 of Regulation
      S-X is not applicable in your fact pattern. Please amend your Form 10-K to
      include the audit opinion for the financial statements as of and for the fiscal year
      ended December 31, 2007 included in your filing.

Notes to Consolidated Financial Statements, page F-10

Note 3. Marketable Securities Owned and Securities Sold…, page F-12

7.   We note your response to prior comment 15 and reissue the comment in part. In
      future filings, please include the following disclosures, as required by paragraph
      32 of SFAS No. 157, and provide us with your proposed disclosures:
      • For fair value measurements using significant unobservable inputs (Level 3),
        the amount of the total gains or losses for the period included in earnings that
        are attributable to the change in unrealized gains or losses relating to those
        assets and liabilities still held at the reporting date and a description of where
        those unrealized gains or losses are reported in the statement of income.

Note 7. Intangible Assets, page F-16

8.   We note your response to prior comment 16. Your disclosures compare the
      carrying value of your JLSC reporting unit to its estimated fair value for purposes
      of testing goodwill for impairment, but do not disclose the results of the
      impairment tests for trademarks and customer lists. Please tell us the results of
      your impairment assessments for the year ended December 31, 2008 for
      intangible assets that are subject to amortization and intangible assets other than
      goodwill that are not subject to amortization, and disclose the results of these
      assessments in future filings. See paragraphs 15 and 17 of SFAS No. 142.

9.   We note your response to prior comment 17. Please tell us how you determined
      that notes payable should not be allocated to your reporting unit. Refer to
      paragraphs 32-33 of SFAS No. 142.

10.   We note your response to prior comment 18. You state that you obtained your
      enterprise value by taking an average of the discounted cash flow method and the
      "Guideline Public Company Method." Please tell us the results of your analysis
      using the Guideline Public Company Method, including the guideline companies
      selected and the method used to estimate fair value of your reporting unit relative
      to the guideline companies. In addition, please tell us and disclose in future
      filings the principal assumptions used in this analysis, including the estimated
      control premium, if any.

11.   We note your response to prior comment 19 and reissue the comment. Please provide us with a comprehensive discussion of the basis for each of the major assumptions relating to revenue growth, direct costs, and operating expenses used in your JLSC valuation analysis by forecast year. In your response, specifically address how you concluded that the nominal revenue growth rates in 2009 and 2010 are reasonable in light of the 24.9% decrease in revenues in the year ended December 31, 2008 as compared to the prior year, and the 23.9% decrease in revenues in the six months ended June 30, 2009 as compared to the prior year period.

12.   Please provide us with the discounted cash flow valuation analysis of JLSC as of December 31, 2008.

Form 10-Q for the Period Ended March 31, 2009

Note 13. Income Taxes, page 14

13.   We note your response to prior comment 24 and reissue the comment in part. Provide us your proposed disclosures for future filings regarding how you determined it is more likely than not that you will realize your deferred tax assets. In this regard, please address each of the following points in your disclosures:
   - Provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109. You should discuss the significant estimates and assumptions used in your analysis. You should also discuss how you determined the amount of the valuation allowance to record.
   - Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
   - Include an explanation of the anticipated future trends included in your projections of future taxable income.
   - Discuss the implications of the limitation on deductibility of a portion of your net operating losses and how this was considered in the determination of the adequacy of the valuation allowance.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant